Exhibit (a)(5)(I)

Project Pacific Discussion Materials for the Board of Directors May 12, 2024

Disclaimer 1 This presentation has been prepared by Centerview Partners LLC (“Centerview”) for use solely by the Board of Directors (the “Board”) of Pacific (“Pacific” or the “Company” ) in connection with its evaluation of a proposed strategic alternatives for Pacific and for no other purpose . The information contained herein is based upon information supplied by or on behalf of Pacific and publicly available information, and portions of the information contained herein may be based upon statements, estimates and forecasts provided by Pacific . Centerview has relied upon the accuracy and completeness of the foregoing information, and has not assumed any responsibility for any independent verification of such information or for any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Pacific or any other entity, or concerning the solvency or fair value of Pacific or any other entity . The financial analysis in this presentation is complex and is not necessarily susceptible to a partial analysis or summary description . In performing this financial analysis, Centerview has considered the results of its analysis as a whole and did not necessarily attribute a particular weight to any particular portion of the analysis considered . Furthermore, selecting any portion of Centerview’s analysis, without considering the analysis as a whole, would create an incomplete view of the process underlying its financial analysis . Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analysis described above should not be taken to be Centerview’s view of the actual value of Pacific . These materials and the information contained herein are confidential, were not prepared with a view toward public disclosure, and may not be disclosed publicly or made available to third parties without the prior written consent of Centerview . These materials and any other advice, written or oral, rendered by Centerview are intended solely for the benefit and use of the Board (in its capacity as such) in its consideration of the proposed transaction, and are not for the benefit of, and do not convey any rights or remedies for any holder of securities of Pacific or any other person . Centerview will not be responsible for and has not provided any tax, accounting, actuarial, legal or other specialist advice . These materials are not intended to provide the sole basis for evaluating the proposed transaction, and this presentation does not represent a fairness opinion, recommendation, valuation or opinion of any kind, and is necessarily incomplete and should be viewed solely in conjunction with the oral presentation provided by Centerview .

▪ On February 13, 2024, the Company received an unsolicited acquisition proposal ($40.50/share) from Phoenix – Subsequently formed Special Committee which in turn engaged Centerview Partners (financial advisor) and Richards, Layton & Finger (counsel) ▪ Special Committee directed Centerview to contact seven additional financial sponsors ▪ Of the eight parties contacted, on April 26, 2024 only Phoenix submitted a written proposal ($42.50/share) to acquire the Company ▪ Since late - April, Phoenix has completed its due diligence and: – Secured acquisition financing, including equity participation from Anthony Casalena (“Casalena”), General Atlantic and Accel – Negotiated mutually - acceptable governance terms with Casalena – Negotiated definitive transaction documents – Submitted two additional written proposals, culminating in a best - and - final proposal at $44.00/share Process Summary Situation Update and Process Summary Initial Outreach (8 parties) NDA Executed (7 parties) Management Meeting (5 parties) Submitted Proposal (1 party) 2

Summary of Centerview’s Due Diligence Historical and Recent Financial Performance ▪ Centerview met with Pacific Management on March 19 and shared a list of information requests to discuss the current strategy and Management plan ▪ Pacific Management provided a draft long - range plan (“LRP”) on April 8, which Centerview summarized for the Special Committee – Special Committee approved management’s outlook for use in Centerview’s analysis Management Outlook ▪ Centerview and members of Pacific’s management team discussed aspects of the LRP including, but not limited to: – Key assumptions – Trends in selected KPIs: website trials, new website subscriptions, GPV – Business segment level trends – Long - term margin – Stock - based compensation – Unlevered free cash flow – Capital expenditure plan – Net working capital 3

Phoenix Proposal: Implied Premiums and Multiples

			Phoenix Offer Progression			
Share Price		**Current Share Price $38.19**	**2/13/24 Proposal $40.50**	**4/26/24 Proposal $42.50**	**4/29/24 Proposal $43.25**	**5/9/24 Proposal $44.00**
% Premium / (Discount) to:						
Current Price	$38.19	–	+6%	+11%	+13%	+15%
30-Day VWAP[1]	35.78	+7%	+13%	+19%	+21%	+23%
90-Day VWAP[1]	34.09	+12%	+19%	+25%	+27%	+29%
52-Week High (5/10/24)	38.19	–	+6%	+11%	+13%	+15%
52-Week Low (11/1/23)	27.41	+39%	+48%	+55%	+58%	+61%
FDSO		150.5	150.5	150.5	150.5	150.5
Implied Equity Value		**$5,749**	**$6,097**	**$6,398**	**$6,511**	**$6,624**
Plus: Debt		559	559	559	559	559
Less: Cash		(294)	(294)	(294)	(294)	(294)
Implied Enterprise Value		**$6,014**	**$6,362**	**$6,663**	**$6,776**	**$6,889**
LRP						
EV / uFCF						
2024E	$331	18.2x	19.2x	20.1x	20.5x	20.8x
2025E	392	15.3x	16.2x	17.0x	17.3x	17.6x
NTM	353	17.0x	18.0x	18.9x	19.2x	19.5x
Pacific Consensus						
EV / uFCF						
2024E	$308	19.5x	20.7x	21.6x	22.0x	22.4x
2025E	365	16.5x	17.4x	18.3x	18.6x	18.9x
NTM	328	18.3x	19.4x	20.3x	20.6x	21.0x

Source: Phoenix proposal (received on May 9, 2024), LRP, Pacific Management, Company filings and FactSet as of May 10, 2024.

Note: Dollars in millions except per share amounts. FYE as of December 31. LRP NTM uFCF calculated based on time-weighted average of FY24E uFCF of $331 and FY25E uFCF of $392 as of May 10, 2024. Share count as of May 9, 2024 and balance sheet data as of April 30, 2024 pro forma for certain share repurchases on May 2, 2024, as provided by Pacific Management.

(1) Reflects volume-weighted average prices through May 10, 2024.

Centerview Partners 4